DEXIA

RECEIVED

2006 NOV 22 A 9:33

[redacted]

06018656

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

November 7 th, 2006

Attention: Special Counsel/Office of International Corporate Finance

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of November 7 th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11 – B-1210 Brussels – Phone: +32 2 213 57 00 – Fax: +32 2 213 57 01
Internet: http://www.dexia.com – Account No. 068-2113620-17 – RPM Brussels VAT BE 0458.548.296
7 à 11, quai André Citroën – B. P. 1002 – F-75901 Paris cedex 15 – Phone: +33 1 43 92 77 77 – Fax: +33 1 43 92 70 00

PRESS RELEASE

DEXIA

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 7 November 2006

Dexia has been granted a banking license in Japan

Dexia announces that the Japanese banking regulator FSA - Financial Services Agency - has granted today a banking license to the Tokyo based Branch of Dexia Crédit Local.

Through the current going decentralization, Japanese local authorities will have more power and more responsibility to manage their finance. In this context, Dexia intends to develop actively its public and project finance activities in Japan through its banking branch.

Dexia obtient une licence bancaire au Japon

Dexia annonce que le régulateur bancaire japonais FSA - Financial Services Agency - a octroyé aujourd'hui une licence bancaire à la succursale de Dexia Crédit Local située à Tokyo.

La décentralisation actuellement en cours, donnera plus de pouvoir et de responsabilité aux autorités locales japonaises dans la gestion de leurs finances. Dexia entend développer de manière soutenue son activité de services financiers et de financements de projets au secteur public au Japon par le biais de sa succursale bancaire.

Dexia verkrijgt een banklicentie in Japan

Dexia kondigt aan dat de Japanse bankregulator FSA - Financial Services Agency - vandaag een bancaire licentie heeft toegekend aan het in Tokyo gevestigde bijkantoor van Dexia Crédit Local.

Dank zij de aan de gang zijnde decentralisatie, zullen de lokale overheden in Japan over meer mogelijkheden en grotere verantwoordelijkheden beschikken om hun financiën te beheren. In dit kader wenst Dexia zijn activiteiten inzake public/project finance in Japan via zijn bijkantoor op een actieve manier te ontwikkelen.

Press department Brussels	+32 2 213 50 81
Press department Paris	+33 1 43 92 77 05
Investor Relations Brussels	+32 2 213 57 46
Investor Relations Paris	+33 1 43 92 82 54